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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 4 )


                           ALBANY INTERNATIONAL CORP.
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                   012 348 108
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                                 (CUSIP Number)

                 J. Spencer Standish, One Schuyler Meadows Rd.,
                      Loudonville, NY 12211 (518) 445-2200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                      N.A.
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

                  NOTE. Schedules filed in paper form shall include a signed original and five copies of the schedule, including all exhibits. SEE ss. 240.13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)






                               (Page 1 of 8 Pages)

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CUSIP No. 012 348 108                  13D                   Page 2 of 8 Pages
          -----------                                            --   ---


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 (1) Names of Reporting Persons

     I.R.S. Identification Nos. of Above Persons (entities only)

     J.S. STANDISH COMPANY
     36-3060162
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 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
     Not Applicable
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization

     Delaware, USA
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 Number of Shares             (7) Sole Voting Power
 Beneficially                        2,914,113
 Owned by                    --------------------------------------------------
 Each Reporting               (8) Shared Voting Power
 Person With                         --
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                     2,914,113
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                     --
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,914,113
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                            / /
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(13) Percent of Class Represented by Amount in Row (11)
     9.70%
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(14) Type of Reporting Person*
     CO
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                    SEE INSTRUCTION BEFORE FILLING OUT!




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ITEM 1.  SECURITY AND ISSUERSECURITY AND ISSUER.

         The title of the class of securities to which this statement relates is the Class A Common Stock, $.001 par value per share ("Class A Common Stock"), of Albany International Corp., a Delaware corporation ("the Company"). The address of the principal executive office is 1373 Broadway, Albany, New York 12204.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (b) This statement is filed by J. S. Standish Company, a corporation organized under the laws of the State of Delaware. The address of the principal business and the principal office of J. S. Standish Company is c/o Fleet Private Banking, 69 State Street, Albany, New York 12201. The name and business address of each of the directors and executive officers of J.S. Standish Company is as follows:

         NAME AND ADDRESS                                     CAPACITY

         J. Spencer Standish                                  President,
         One Schuyler Meadows Road                            Treasurer &
         Loudonville, New York 12211                          Director

         Thomas R. Beecher, Jr.                               Secretary &
         200 Theater Place                                    Director
         Buffalo, New York  14202

         John C. Standish                                     Director
         c/o Albany International Corp.
         1373 Broadway
         Albany, New York  12204

         Christine L. Standish                                Director
         c/o Albany International Corp.
         1373 Broadway
         Albany, New York  12204

The name and address of the holder of all of the outstanding stock of
J. S. Standish Company is Fleet Private Banking, Trustee u/w John C. Standish, 69 State Street, Albany, New York 12201. J. Spencer Standish has sole voting and dispositive power with respect to such stock.

         (c) The principal business of J. S. Standish Company is investments. J. Spencer Standish is retired. Prior to 1998, he served as Chairman of the Board of the Company. Thomas R. Beecher, Jr.'s present principal occupation is President of Ballynoe LLC, the principal business of which is venture capital investments and the address of the principal office of which is 200 Theater Place, Buffalo, New York 14202. John C. Standish's present principal occupation is Director, PAC Pressing and Process


                               Page 3 of 8 Pages

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Technology for the Company. He also serves as a Director of the Company.
Christine L. Standish's present principal occupation is raising her children. She is also a Director of the Company.

         (d) - (e) During the last five years none of (i) J. S. Standish Company, (ii) J. Spencer Standish, (iii) Thomas R. Beecher, Jr., (iv) John C. Standish, or (v) Christine L. Standish has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of J. Spencer Standish, Thomas R. Beecher, Jr., John C. Standish and Christine L. Standish is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The 2,914,113 shares of Class A Common Stock beneficially owned by J.
S. Standish Company are issuable upon conversion of an equal number of shares of Class B Common Stock of the Company ("Class B Common Stock"). As of March 10, 2002, J. S. Standish Company beneficially owned 3,368,013 shares of Class B Common Stock. Of the shares of Class B Common Stock beneficially owned by J. S. Standish Company at that time, (a) 5,100 shares were acquired by purchase from Mr. J. S. Standish in August, 1996 at $18.125 per share, and (b) 3,200,000 shares had been beneficially owned since issuance in 1987 in exchange for shares of the predecessor of the Company. (J. S. Standish Company beneficially held such shares of the predecessor for several years prior to such exchange.) The remainder of the shares had been received in the form of dividends declared by the Company on all outstanding shares of Class A and Class B Common Stock.

         Between March 10, 2002 and the date of this filing, J. S. Standish Company converted and sold 453,900 shares, resulting in current holdings of 2,914,113 shares of Class B Common Stock (see Item 4 below).

ITEM 4.  PURPOSE OF TRANSACTION.

         During 2002, J. S. Standish Company and the Standish Delta Trust entered into a written plan covering a proposed sale of up to 2.7 million shares of the Company's Common Stock. The Plan is intended to satisfy the affirmative defense conditions of Rule 10b5-1 promulgated under the Securities Exchange Act of 1934.

         Pursuant to the terms of the 10b5-1 Plan, entered into with Credit Suisse First Boston Corporation, up to 200,000 shares of Class A Common Stock and 2,500,000 shares of Class B Common Stock may be sold during the period from August 1, 2002 through December 31, 2003, subject to such price, volume, timing and other provisions as


                               Page 4 of 8 Pages

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specified in the Plan. Shares of Class B Common Stock sold under the Plan will automatically be converted to shares of Class A Common Stock at the time of the sale.

Since the 10b5-1 Plan was adopted, J. S. Standish Company has converted and sold 453,900 shares of Class B Common Stock.

In electing directors of the Company, the Class B Common Stock is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)

                           (1) As described in the response to Item 3 above, J.
         S. Standish Company beneficially owns 2,914,113 shares of Class A Common Stock (9.70% of the Class A Common Stock outstanding) issuable on conversion of an equal number of shares of Class B Common Stock.

                           (2) J. Spencer Standish beneficially owns 4,645,807 shares of Class A Common Stock (14.63% of the Class A Common Stock outstanding) of which (i) 16,000 shares are issuable to him upon the exercise of stock options at $15 per share, (ii) 1,454,294 shares are issuable to trusts under the wills of John C. and Florence Standish upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iii) 120,000 shares are issuable to the Christine L. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (iv) 120,000 shares are issuable to the John C. Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (v) 10,700 shares are issuable to the Christine L. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), (vi) 10,700 shares are issuable to the John C. Standish Gift Trust upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish has sole voting and investment power with respect to such shares), and (vii) 2,914,113 shares are issuable to J. S. Standish Company upon conversion of an equal number of shares of Class B Common Stock (J. Spencer Standish is President and a director, and has the power to elect and remove all of the directors, of J. S. Standish Company). These holdings reflect (1) the February 12, 2002 conversion to Class A, and subsequent sale, of 128,000 Class B shares held by the trust under the will of John C. Standish, and (2) the conversion to Class A, and subsequent sale, of Class B shares held by J. S. Standish Company, as follows: (a) 128,900 shares during the period August 1, 2002 to August 21, 2002, (b) 300,000 shares on January 15, 2003, and (c) 25,000 shares on January 16, 2003.

                               Page 5 of 8 Pages

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                           (3) Thomas R. Beecher, Jr. beneficially owns 857,250
         shares of Class A Common Stock (3.20% of the Class A Common Stock outstanding) of which (i) 9,914 shares are owned directly, (ii) 1,711 shares are held by the Messer Foundation (Mr. Beecher shares voting and investment power with respect to such shares), (iii) 494,307 shares are issuable to trusts for the benefit of John C. Standish and Christine L. Standish (Mr. Beecher is sole trustee with sole voting and investment power with respect to such shares) upon conversion of an equal number of shares of Class B Common Stock, (iv) 200,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Mr. Beecher is trustee with shared voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Mr. Beecher is trustee with shared voting and investment power with respect to such shares). These holdings reflect the May 17, 2001 exercise and sale of 50,000 option shares, at $15.50 per share, held by the Standish Delta Trust.

                           (4) John C. Standish beneficially owns 372,096 shares of Class A Common Stock (1.39% of the Class A Common Stock outstanding) of which (i) 18,480 shares are issuable to him upon the exercise of stock options at various exercise prices from $10.5625 to $22.25 per share, (ii) 1,704 shares are issuable to him upon conversion of an equal number of shares of Class B Common Stock, (iii) 594 shares are held in his account in the Company's 401(k) retirement savings and employee stock ownership plans, (iv) 200,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (John C. Standish shares voting and investment power with respect to such shares), and (v) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (John C. Standish shares voting and investment power with respect to such shares). These holdings reflect the May 17, 2001 exercise and sale of 50,000 option shares, at $15.50 per share, held by the Standish Delta Trust.

                           (5) Christine L. Standish beneficially owns 369,020 shares of Class A Common Stock (1.38% of the Class A Common Stock outstanding) of which (i) 2,302 shares are owned directly, (ii) 12,000 shares are issuable to her upon the exercise of stock options at $15 per share, (iii) 1,704 shares are issuable to her upon conversion of an equal number of shares of Class B Common Stock, (iv) 1,696 shares are held by Ms. Standish (previously an employee of the Company) or her husband (an employee of the Company), in their respective accounts in the Company's 401(k) retirement savings and employee stock ownership plans, (v) 200,000 shares are issuable upon the exercise of stock options at $15.50 per share held by the Standish Delta Trust (Ms. Standish shares voting and investment power with respect to such shares), and (vi) 151,318 shares are issuable to the Standish Delta Trust upon conversion of an equal number of shares of Class B Common Stock (Christine L. Standish shares voting and investment power with


                               Page 6 of 8 Pages

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         respect to such shares). These holdings reflect the May 17, 2001 exercise and sale of 50,000 option shares, at $15.50 per share, held by the Standish Delta Trust.

         (b) Each of the persons named in clause (a) of this Item 5 has sole voting an dispositive power with respect to the shares of Class A Common Stock reported as beneficially owned by such person, except as described above.

                  (c) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  None.


                               Page 7 of 8 Pages

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 24, 2003

                                               J. S. STANDISH COMPANY



                                               By  /s/ J. Spencer Standish
                                                   ----------------------------
                                                       J. Spencer Standish
                                                       President

                               Page 8 of 8 Pages